ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PUDA COAL, INC.

TO THE SECRETARY OF STATE, STATE OF FLORIDA:

The undersigned, the Chief Executive Officer and President, and the Secretary, of Puda Coal, Inc. (the ACorporation"), hereby certify:

The Board of Directors of the Corporation passed a resolution recommending the approval and adoption of following amendment to the Corporation's Articles of Incorporation, which was also approved by a majority of the shareholders of the Corporation entitled to vote on August 31, 2005. The number of shares held by the shareholders was sufficient for approval, as follows:

That Article III of the Corporation's Articles of Incorporation of the Corporation shall be and hereby is amended to read in its entirety as follows:

ARTICLE III

The Corporation shall be authorized to issue one hundred and fifty million (150,000,000) shares of common stock with a par value of one mill ($0.001) per share and five million (5,000,000) shares of preferred stock at a par value of one cent ($0.01) per share. Part or all of the shares of preferred stock may be issued from time to time by the Board of Directors, without further action required by the stockholders; and such preferred stock may be convertible into shares of common stock, have cumulative dividends, be redeemable by the Corporation or contain such other terms and conditions as may be determined by the Board of Directors.

The Corporation is herby authorized to have stock splits of its issued and outstanding common stock or its preferred stock even if, as a result thereof, the rights or preferences of the holders of any outstanding class or series of its stock will be adversely affected, or the percentage of authorized shares remaining unissued after the share division or combination will exceed the percentage of authorized shares that was issued before the division or combination, and any fractional shares created by any division or combination shall not be redeemed for cash but shall be rounded up to the next nearest whole number. The total number of authorized shares of common stock and preferred stock shall not change as a result of any stock splits.

The Corporation is hereby authorized to have a one-for-ten (1-for-10) reverse stock split of its common stock effective at the close of business on September 2, 2005. In connection with the reverse stock split, the Corporation is authorized to provide special treatment to certain stockholders of the Corporation in order to preserve round lot holders (i.e., holders owning at least 100 shares) after the reverse split. Therefore, the stockholders of the Corporation holding 1,000 of fewer shares of common stock but at least 100 shares of common stock shall receives 100 shares of common stock after the reverse stock split, and persons holding less than 100 shares of common stock would

not be affected and shall continue to hold and own the same number of shares as before the reverse stock split. Any other terms and conditions of special treatment to be afforded to stockholders to preserve round lot stockholders, and determining which stockholders may be eligible for such special treatment, will be determined by the Board of Directors.

On August 31, 2005, the shareholders of the Corporation holding a majority of the issued and outstanding common stock and preferred stock of the Corporation, executed a written consent pursuant to Section 607.0704 of the Florida Business Corporation Act and approved the above text of this amendment in its entirety to Article III of the Articles of Incorporation of the Corporation.

THE UNDERSIGNED, being the Chief Executive Officer and President, and Secretary, of the Corporation, for the purpose of amending the Articles of Incorporation of the Corporation, do make these amendments, hereby declaring and certifying that this is the act and deed of the Corporation and the facts herein stated are true, and accordingly have hereunto set their hands this 31st day of August, 2005.

Zhao Ming, Chief Executive Officer and President

ATTEST:

Jin Xia, Secretary